Norske Skog

Lysaker, 2004-08-26

United States Securities and Echange Commission
Washington DC 20549

USA

04036711

SUPPL

SECMAIL PROCESSING SECTION
RECEIVED
SEP 08 2004
208
WASH., D.C.

Information - file 82-5226

Please find enclosed copies of documents sent to Oslo Stock Exchange on August 3, August 4, August 5, August 6 and August 12, 2004.

Yours faithfully
Norske Skogindustrier ASA
Shareholders' Register

Heidi Lesjø

PROC
SEP 09 2004
THOMSON
FINANCIAL

Enclosure: Messages sent to Oslo Stock Exchange August 3, 4, 5, 6 and 12, 2004

dlw 9/9

Oksenøyveien 80
Postboks 329
1326 Lysaker

Telefon: 67 59 90 00
Telefaks: 67 59 91 81

Oksenøyveien 80
P.O.Box 329
N-1326 Lysaker, Norway

Telephone: +47 67 59 90 00
Telefax: +47 67 59 91 81

NORSKE SKOGINDUSTRIER ASA
Profit and loss account

NOK million	Apr-Jun 04	Apr-Jun 03	Jan-Jun 04	Jan-Jun 03	2003
Operating revenue	6 239	5 826	12 314	11 382	24 068
Distribution costs	(571)	(502)	(1 119)	(972)	(2 103)
Other operating expenses	(4 618)	(4 201)	(9 004)	(8 104)	(17 279)
Operating earnings before depreciation	1 050	1 123	2 191	2 306	4 686
Depreciation and amortisation	(849)	(818)	(1 723)	(1 621)	(3 285)
Operating earnings before impairments and provision for restructuring costs	201	305	468	685	1 401
Impairments	(167)	-	(167)	-	
Provision for restructuring costs	(63)	-	(63)	-	135
Operating earnings	-29	305	238	685	1 536
Earnings from affiliated companies 1)	(45)	(56)	(129)	(110)	(239)
Financial items	(223)	(409)	(549)	(932)	(1 341)
Other items	142	-	142	907	814
Earnings before taxation	(155)	(160)	(298)	550	770
Taxation	125	(29)	129	(449)	(364)
Net earnings	(30)	(189)	(169)	101	406
The minority's share of net earnings	1	1	2	1	4
The majority's share of net earnings	(31)	(190)	(171)	100	402
Earnings per share	(-0.24)	(-1.43)	(-1.29)	0.76	3.04
Earnings per share fully diluted	(-0.24)	(-1.43)	(-1.29)	0.76	3.04

1) Earnings from affiliated companies are included after taxation

Balance sheet

NOK million	30.06.2004	30.06.2003	31.12.2003
Intangible fixed assets	4 552	4 711	4 727
Operational fixed assets	31 091	32 936	31 870
Long-term receivables and affiliated companies	2 574	2 809	2 622
Fixed assets	38 217	40 456	39 219
Inventory	2 650	2 485	2 321
Receivables	4 089	3 733	3 868
Short term investments	526	419	596
Liquid assets	531	420	334
Current assets	7 796	7 057	7 119
Total assets	46 013	47 513	46 338
Paid in equity	8 464	8 416	8 445
Retained earnings	10 724	11 066	10 774
Minority interests	229	164	197
Shareholders' equity	19 417	19 646	19 416
Deferred taxes	2 299	2 761	2 497
Interest-free long-term liabilities and other obligations	909	937	872
Interest bearing long-term liabilities	17 354	18 913	18 033
Interest free current liabilities	4 343	4 152	4 864
Interest bearing current liabilities	1 691	1 104	656
Total liabilities and shareholders' equity	46 013	47 513	46 338

NORSKE SKOGINDUSTRIER ASA

Revenue and profit per area

Operating Revenue

NOK million	Apr-Jun 04	Apr-Jun 03	Jan-Jun 04	Jan-Jun 03	2003
Europe					
Newsprint	2 043	1 761	3 999	3 548	7 558
Magazine paper	1 832	1 777	3 549	3 338	7 226
Total Europe	3 875	3 538	7 548	6 886	14 784
South America					
Newsprint	265	297	518	551	1 094
Australasia					
Newsprint	1 046	963	2 114	1 874	4 030
Asia					
Newsprint	703	569	1 313	1 141	2 365
Other activities					
Other industry in Norway	135	129	284	256	533
Other revenues	351	408	785	850	1 613
Total other activities	486	537	1 069	1 106	2 146
Staff/eliminations	(136)	(78)	(248)	-176	(351)
Total group	6 239	5 826	12 314	11 382	24 068

Operating Earnings before Depreciation

NOK million	Apr-Jun 04	Apr-Jun 03	Jan-Jun 04	Jan-Jun 03	2003
Europe					
Newsprint	266	291	587	657	1 304
Magazine paper	308	356	628	739	1 533
Total Europe	574	647	1 215	1 396	2 837
South America					
Newsprint	73	115	133	189	329
Australasia					
Newsprint	302	276	652	536	1 175
Asia					
Newsprint	112	129	224	280	480
Other activities					
Other industry in Norway	9	6	23	11	53
Other revenues	-	-	-	-	-
Total other activities	9	6	23	11	53
Staff/eliminations	(20)	(50)	(56)	-106	(188)
Total group	1 050	1 123	2 191	2 306	4 686

NORSKE SKOGINDUSTRIER ASA

Revenue and profit per area

Operating earnings

NOK million	Apr-Jun 04	Apr-Jun 03	Jan-Jun 04	Jan-Jun 03	2003
Europe					
Newsprint	9	44	65	168	313
Magazine paper	99	151	204	335	720
Total Europe	108	195	269	503	1 033
South America					
Newsprint	18	63	23	76	113
Australasia					
Newsprint	116	103	272	200	455
Asia					
Newsprint	39	53	79	134	200
Other activities					
Other industry in Norway	(1)	(3)	5	(9)	16
Other revenues	-	-	-	-	-
Total other activities	(1)	(3)	5	(9)	16
Staff/eliminations	(79)	(106)	(180)	(219)	(416)
Impairments	(167)	-	(167)	-	-
Restrucutring costs	(63)	-	(63)	-	135
Total group	(29)	305	238	685	1 536

Production by Product/Area

(1,000 tonnes)	Apr-Jun 04	Apr-Jun 03	Jan-Jun 04	Jan-Jun 03	2003
Europe					
Newsprint	541	482	1 073	967	2 033
Magazine paper	347	350	682	699	1 408
South America					
Newsprint	72	73	147	161	304
Australasia					
Newsprint	217	210	439	423	861
Asia					
Newsprint	181	163	353	313	632
Norske Skog total:					
Total newsprint	1 011	928	2 012	1 864	3 830
Total magazine paper	347	350	682	699	1 408
Total publication paper	1 358	1 278	2 694	2 563	5 238

Deliveries by Product/Area

(1,000 tonnes)	Apr-Jun 04	Apr-Jun 03	Jan-Jun 04	Jan-Jun 03	2003
Europe					
Newsprint	557	484	1 069	975	2 051
Magazine paper	341	334	647	648	1 387
South America					
Newsprint	73	78	149	155	307
Australasia					
Newsprint	215	207	421	409	858
Asia					
Newsprint	181	158	348	305	633
Norske Skog total:					
Total newsprint	1 026	927	1 987	1 844	3 849
Total magazine paper	341	334	647	648	1 387
Total publication paper	1 367	1 261	2 634	2 492	5 236

NORSKE SKOGINDUSTRIER ASA

Quarterly comparison

NOK million	2Q04	1Q04	4Q03	3Q03	2Q03	1Q03	4Q02	3Q02	2Q02
Operating revenue	6 239	6 075	6 571	6 115	5 826	5 555	6 082	5 815	5 898
Operating earnings before depreciation	1 050	1 141	1 158	1 221	1 123	1 183	1 194	1 134	1 468
Depreciation and amortisation	849	874	815	849	818	803	762	822	842
Operating earnings before impairments and provision for restructuring costs	201	267	343	372	305	380	432	312	626
Impairments	(167)	-	-	-	-	-	-	-	-
Restructuring costs	(63)	-	135	-	-	-	(600)	-	-
Operating earnings	(29)	267	478	372	305	380	(168)	312	626
Earnings before taxation	(155)	(143)	44	173	(160)	710	(52)	(62)	677
The majority's share of net earnings	(31)	(140)	255	45	(190)	290	374	182	465

Quarterly comparison

NOK million	1Q04	1Q04	4Q03	3Q03	2Q03	1Q03	4Q02	3Q02	2Q02
Operating revenue									
Europe	3 875	3 672	4 087	3 810	3 538	3 347	3 654	3 563	3 522
South America	265	253	272	271	297	254	291	247	264
Australasia	1 046	1 068	1 100	1 078	963	890	942	911	1 000
Asia	703	610	637	587	569	572	681	698	691
Other activities	486	584	574	466	537	570	539	450	411
Staff/eliminations	(136)	(112)	(99)	(97)	78	(78)	(25)	(54)	10
Total operating revenue	6 239	6 075	6 571	6 115	5 982	5 555	6 082	5 815	5 898
Operating earnings before depreciation									
Europe	574	642	656	786	647	749	692	651	854
South America	73	61	87	53	115	75	81	56	45
Australasia	302	351	341	297	276	261	241	246	345
Asia	112	112	93	108	129	150	180	222	252
Other activities	9	14	30	13	6	4	40	16	18
Staff/eliminations	(20)	(39)	(49)	(36)	(50)	(56)	(40)	(57)	(46)
Total operating earnings before depr.	1 050	1 141	1 158	1 221	1 123	1 183	1 194	1 134	1 468
Operating earnings									
Europe	108	161	206	324	195	308	268	203	405
South America	18	5	36	-	63	13	16	(10)	(27)
Australasia	116	156	143	112	103	97	86	93	174
Asia	39	40	41	25	53	81	115	139	177
Other activities	(1)	6	21	3	(3)	(6)	26	1	3
Impairments	(167)	-	-	-	-	-	-	-	-
Restructuring costs	(63)	-	135	-	-	-	(600)	-	-
Staff/eliminations	(79)	(101)	(104)	(92)	(106)	(113)	(79)	(114)	(106)
Total operating earnings	(29)	267	478	372	305	380	(168)	312	626

NORSKE SKOGINDUSTRIER ASA

Financial key figures

	Definitions	Jan-Jun 04	Jan-Jun 03	2003
Net operating margin before impairments and restructuring costs %	1	3.8	6.0	5.8
Net operating margin after impairments and restructuring costs %	1	1.9	6.0	6.3
Gross operating margin before impairments and restructuring costs %	2	17.8	20.3	19.5
Gross operating margin after impairments and restructuring costs %	2	17.3	20.3	20.0
Equity ratio %	3	42.2	41.3	41.9
Equity ratio excl. minority interests %	4	41.7	41.0	41.5
Net interest bearing debt		17 988	19 178	17 759
Net debt/equity		0.93	0.98	0.91
Net debt/equity excl. minority interests		0.94	0.98	0.92
Earnings per share after taxes	5	(1.29)	0.76	3.04
Earning per share - fully diluted		(1.29)	0.76	3.04
Cash flow per share after taxes	6	11.74	8.22	22.45
Cash flow per share - fully diluted		11.74	8.22	22.45

Definitions:

1 : Net operating margin = operating earnings : operating revenue

2 : Gross operating margin = operating earnings before depreciation : operating revenue

3 : Equity ratio = shareholders' equity : total assets

4 : Equity ratio excl. minority interests = (shareholders' equity - minority interests) : total assets

5 : Earnings per share = net earnings : average number of shares

6 : Cash flow per share = net cash flow from operating activities : average number of shares

Statement of cash flow

NOK millon	Jan-Jun 04	Jan-Jun 03	2003
Cash flow from operating activities			
Cash generated from operations	12 286	11 437	23 948
Cash used in operations	(10 248)	(9 794)	(19 731)
Cash from net financial items	(464)	(408)	(1 059)
Taxes paid	(18)	(147)	(185)
Net cash flow from operating activities	1 556	1 088	2 973
Cash flow from investment activities			
Investments in operational fixed assets	(716)	(438)	(1 200)
Sales of operational fixed assets	2	15	15
Other investments	-	(196)	(179)
Net cash from sold shares in subsidiaries 1)	-	1 268	1 294
Net cash flow from investment activities	(714)	649	(70)
Cash flow from financial activities			
Net change in long-term liabilities	(722)	(1 254)	(1 665)
Net change in short-term liabilities	789	251	(454)
Dividend paid 2)	(807)	(795)	(795)
New equity	24	-	59
Net cash flow from financial activities	(716)	(1 798)	(2 855)
Translation difference	1	33	14
Total change in liquid assets	127	(28)	62

1) In 2003 the amount mainly consists of cash from sale of power stations in Norway.
2) For 2004 the amount includes dividend paid to minority shareholders in PanAsia

NORSKE SKOGINDUSTRIER ASA
Change in Equity

NOK million	30.06.2004	30.06.2003	31.12.2003
Total equity excluding minority interests 1 January	19 219	17 764	17 764
Earnings	(171)	100	402
Provision for dividend	-	-	(795)
Change in own shareholding	33	14	14
Currency translation adjustments and other	107	1 604	1 834
Total equity excluding minority interests	19 188	19 482	19 219

PURCHASE OF 75,000 OWN SHARES

Norske Skog has today bought 75,000 own shares at a price of NOK 119.93.

Norske Skog`s own holding amounts to 719,976 shares after this purchase, which is done under the authorization to buy back up to 10 % of the shares, given by the Annual General Meeting.

The shares will be used in connection with the employee share scheme and for bonus payments, and they will not be cancelled. The current buy-back program is limited to 500,000 shares and goes on until December 31, 2004. Norske Skog has so far bought back 239,500 shares under the authorization.

Oxenøen, 04 August 2004

NORSKE SKOG

Investor Relations

PURCHASE OF 50,000 OWN SHARES

Norske Skog has today bought 50,000 own shares at a price of NOK 118.30.

Norske Skog`s own holding amounts to 769,976 shares after this purchase, which is done under the authorization to buy back up to 10 % of the shares, given by the Annual General Meeting.

The shares will be used in connection with the employee share scheme and for bonus payments, and they will not be cancelled. The current buy-back program is limited to 500,000 shares and goes on until December 31, 2004. Norske Skog has so far bought back 289,500 shares under the authorization.

Oxenøen, 05 August 2004

NORSKE SKOG

Investor Relations

PURCHASE OF 50,000 OWN SHARES

Norske Skog has today bought 50,000 own shares at a price of NOK 115.71.

Norske Skog`s own holding amounts to 819,976 shares after this purchase, which is done under the authorization to buy back up to 10 % of the shares, given by the Annual General Meeting.

The shares will be used in connection with the employee share scheme and for bonus payments, and they will not be cancelled. The current buy-back program is limited to 500,000 shares and goes on until December 31, 2004. Norske Skog has so far bought back 339,500 shares under the authorization.

Oxenøen, 06 August 2004

NORSKE SKOG

Investor Relations

CFO Jan Kildal leaves Norske Skog

Jan Kildal has resigned from his post as chief financial officer at Norske Skog with immediate effect.

He has made a big contribution to the group during his nine years as CFO. The decision that our ways must now part has been reached in mutual understanding.
We extend our thanks to Mr Kildal for his contribution to Norske Skog, and wish him every success in the future.

Vidar Lerstad, senior vice president for strategy, will also act as chief financial officer for a transitional period. During this time, responsibility for the corporate information technology function will be exercised by Rolf Negård, senior vice president for human resources and organisation.

Jan Oksum
President and CEO

Norske Skog
Oxenøen, 12 August 2004